May 7, 2021

Mindy Rotter

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Ms. Rotter:

On March 24, 2021, Northern Lights Fund Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of BTS Managed Income (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on May 7, 2021. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Statement of Additional Information

1.	Comment: Under the Financial Statements section, the Registrant notes, “[t]he financial statements and reports of the independent registered public accounting firm required to be included in this SAI are hereby incorporated by reference to the annual report for the fiscal year ended December 31, 2020.” The Registrant did not include a hyperlink to the financial statements in the filing. Please confirm in correspondence that this hyperlink will be added via, a 497 or 485(b) filing as soon as possible.

Response: The Registrant confirms that the applicable hyperlink has been added to the Fund’s 485(b) filing.

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If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

cc: JoAnn M. Strasser